SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001-80

State Registry (NIRE) 35300016831

 NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), referring to the Material Fact disclosed on June 7, 2017, announces to its shareholders and to the market in general that:

i)	On July 7, 2017, the Company received an official letter from the Municipality of Guarujá informing the conditions required for Sabesp to continue to provide the service and;

ii)

On this date, Sabesp has dispatched an answer to the Municipality of Guarujá, with a notice stating that the full compliance with the requirements in the official letter: a) do not take into account the concept of gradual implementation of the sanitation system, provided for in Law 11445/07 and b) would result in a significant impact on the economic and financial equilibrium of the services being provided.

The Company reiterated its interest in continuing to provide the services to the Municipality of Guarujá and made itself available to subsidize the work of structuring the future contract.

In this sense, submitted to the Municipality (a) the fundamental grounds of the gradual and progressive goals plan for the serviceable area of the city, and (b) the standard draft of the Metropolitan Agreement and Contract of the State of São Paulo, approved by the State Attorney General's Office.

In the event that the Municipality declares that it has no interest in the continuation of the  proposed above, the Company reaffirms its intention and the conditions informed in June 2017.

The Company will keep the market up to date on any further developments in this matter.

São Paulo, July 27, 2017

Edison Airoldi

Technology, Enterprises and Environment Officer

Answering for the Economic and Financial Office and the Investor Relations Office

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 28, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.